FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: February 14, 2007	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

Dutch government-owned Internet casino and poker room to use

CryptoLogic software

CryptoLogic is awarded exclusive contract by Holland Casino —

The Netherlands’ government licensed casino operator

February 9, 2007 (Amsterdam, The Netherlands) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, has announced an exclusive three-year licensing contract to provide both poker and casino software for Holland Casino — the Dutch government licensed casino operator in the Netherlands. The new site, run by Holland Casino on behalf of the Dutch government, is expected to launch in June 2007, and will be available to residents of the Netherlands only.

“At CryptoLogic, we’re focused on strengthening our competitive advantage in Europe, and our new relationship with Holland Casino achieves this — in spades,” said Lewis Rose, CryptoLogic’s President and CEO, who was in Amsterdam for the signing. “By adding a government controlled casino operator to our blue-chip roster of customers, we have an excellent template for other governments interested in realizing the benefits of safe, secure and regulated Internet gaming.”

The agreement, made through CryptoLogic’s wholly-owned subsidiary, WagerLogic Limited, reflects CryptoLogic’s commitment to working with large, trusted, blue-chip casino operators. This agreement is subject to certain ratification, including by the Dutch government authorities and the Supervisory Board.

Holland Casino operates 14 land-based casinos across the Netherlands, including those at the popular tourist resorts Zandvoort, Valkenburg and Scheveningen. Since its first land-based casino opened in the Netherlands in 1976, Holland Casino has experienced several large expansions, including the addition of city-centre casinos in Amsterdam, Rotterdam, Breda, Nijmegen and Groningen.

“As we take Holland Casino online, we needed a quality partner who could support us with innovation and integrity — and CryptoLogic exceeded our expectations,” said Ron Goudsmit, Holland Casino’s Vice-President Business Development. “We’re excited to develop and launch our online gaming site, which includes a comprehensive responsible gaming program, with a respected provider who can deliver a unique experience to our customers.”

Holland Casino will join other top gaming sites using CryptoLogic-developed software. These include William Hill, InterCasino, Interpoker, Playboy Gaming, ukbetting, Littlewoods Gaming, DTD Poker, Betsafe, Parbet Poker and Extreme Poker.

CryptoLogic has introduced almost 100 casino games since 2004, including first-to-market innovations such as Hold’Em Blackjack, a combination of blackjack and poker that has quickly become a player favourite. The company has also introduced the exclusive online slot version of Cubis®, one of the world’s most popular 3D puzzle games, amongst many others. CryptoLogic recently won Gambling Online Magazine’s Top Casino Software Award for the second consecutive year. The award is based on votes cast by readers, players and website users.

TEL (416) 545-1455 FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

“Players in Holland can now enjoy poker and casino games on the Internet in a safe, secure and regulated gaming environment using our software” said AJ Slivinski, WagerLogic’s Managing Director.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the NASDAQ Global Select Market (symbol: CRYP), and the Main Market of the London Stock Exchange (symbol: CRP).

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic(, visit www.wagerlogic.com.

About Holland Casino

Holland Casino, first licensed by the Dutch Government in 1975, operates fourteen successful land-based casinos in the Netherlands. For information on Holland Casino, visit www.hollandcasino.com.

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Communications, (416) 968-7311 (North American media)
Stephen Taylor, Chief Financial Officer Ken Wightman, Communications	Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Dan Tisch, ext. 223/dtisch@argylecommunications.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.